Exhibit 99.1e2

EXECUTION COPY

CONFIDENTIALITY AND NON-COMPETE AGREEMENT

THIS CONFIDENTIALITY AND NON-COMPETE AGREEMENT (this “Agreement”) is made and entered into as of this 4th day of January, 2005, by and between TOTAL LOGISTICS, INC., a Wisconsin corporation (the “Company”), and JOHN BUONO, an individual adult resident of Wisconsin (the “Executive”).

R E C I T A L S

1. The Executive has occupied a key management position with the Company, and, in such capacity, the Executive has gained intimate knowledge of the business and affairs of the Company and its policies, methods, personnel, services, products and challenges, and the Executive has developed valued relationships with the Company’s customers, employees and other agents.

2. Because of, among other matters, the Executive’s intimate knowledge of the business and affairs of the Company and his relationships with the Company’s customers, employees and other agents, the Company and the Executive recognize the detrimental effect on, and the decreased value of, the Company that could result if the Executive were to enter into competition with the Company or disclose any confidential information of the Company during a reasonable period following termination of the Executive’s employment with the Company.

3. In exchange for the compensation to be paid hereunder, the Executive has agreed to assume certain confidentiality, non-solicitation and non-compete obligations following termination of the Executive’s employment with the Company in accordance with the terms and conditions of this Agreement.

NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein, the parties, intending to be legally bound, hereby agree as follows:

ARTICLE I

CONFIDENTIALITY

1.1    Confidentiality. The Executive agrees that if his employment is Terminated (as defined herein) on or before December 31, 2005, then for a period of six (6) months following the date on which his employment is Terminated, the Executive shall hold all Confidential Information (as defined below) in strict confidence and shall not use, communicate, divulge or disseminate Confidential Information, except with the prior written consent of the Company or as otherwise required by law or legal process. In no event shall any asserted violation of the provisions of this Section 1.1 constitute a basis for deferring or withholding any compensation otherwise due to the Executive under this Agreement.

1.2    Confidential Information. As used herein, the term “Confidential Information” shall mean and include all secret or confidential information, knowledge or data relating to the Company or any of its affiliated companies and their respective businesses that the Executive obtained during the Executive’s employment by the Company or any of its affiliated companies; provided, however, that Confidential Information shall not include any information that:

(a) is or becomes publicly available (other than as a result of the Executive’s violation of Section 1.1);

(b) is independently developed by the Executive without the use of any Confidential Information; or

(c) the Executive rightfully obtains from a third party who has the right to transfer or disclose it.

If any portion of any Confidential Information falls within any of the above exceptions, the remainder of the Confidential Information shall continue to be subject to the requirements of this Agreement.

ARTICLE II

COVENANT NOT TO COMPETE

2.1    Covenant Not to Compete. The Executive agrees that if his employment is Terminated on or before December 31, 2005, then for a period of six (6) months following the date on which his employment is Terminated, he will not, directly or indirectly:

(a) engage in, continue in or carry on any business of the type, or which competes with the business conducted by Company or any of its subsidiaries during his employment with the Company, including owning or controlling any financial interest in any corporation, partnership, firm or other form of business organization which is so engaged; provided, however, that notwithstanding the foregoing the Executive may serve as a director or any similar position for a corporation, partnership, firm or other form of business organization which is so engaged;

(b) solicit for employment any person who is or was employed by the Company or any of its subsidiaries during the twelve (12) months immediately preceding Termination of the Executive’s employment, or actively induce or otherwise assist any other person or entity in soliciting for employment any person who is or was employed by the Company or any of its subsidiaries during the twelve (12) months immediately preceding Termination of the Executive’s employment, without the prior written consent of the Company; provided, however, that this paragraph (b) shall not apply to the solicitation of William T. Donovan for employment; or

(c) solicit, request or seek any business from any then client or customer of the Company or any of its subsidiaries existing at the time the Executive’s employment is Terminated, or request, induce or advise any such clients or customers to withdraw, curtail or cancel their business with the Company or any of its subsidiaries;

provided, however, that the foregoing shall not prohibit the ownership of securities of businesses which are listed on a national securities exchange or traded in the national over-the-counter market in an amount which shall not exceed 5% of the outstanding shares of any such corporation. The parties agree that the geographic scope of this covenant not to compete shall extend throughout the United States in such jurisdictions that the Company or any of its subsidiaries provided products or services during the twelve (12) months immediately preceding Termination of the Executive’s employment. In no event shall any asserted violation of the provisions of this Section 2.1 constitute a basis for deferring or withholding any compensation otherwise due to the Executive under this Agreement.

ARTICLE III

COMPENSATION

3.1    Compensation. In consideration of the Executive performing his obligations under this Agreement, the Company agrees that if the Executive’s employment is Terminated on or before December 31, 2005, then the Company shall pay or provide to the Executive the following compensation:

(a) Immediately upon Termination of the Executive’s employment, the Company shall pay to the Executive an amount equal to $65,000, which is one-half of the Executive’s annual salary as of the date of this Agreement; and

(b) For a period of six (6) months following the date on which the Executive’s employment is Terminated, the Executive and his family members shall continue to be eligible to participate in, and shall continue to receive all benefits under, the Company-sponsored health, dental, vision and prescription drug insurance plans, to the same extent as the Executive and his family members participated prior to Termination of Executive’s employment, including at the same cost that similarly-situated active employees are required to pay for such coverage; provided the Executive timely elects COBRA continuation coverage. The period of coverage described herein shall run concurrently with (i.e., shall count as) COBRA continuation coverage. If Executive becomes covered under another employer-sponsored group health plan, coverage under the Company-sponsored health insurance plans shall cease.

ARTICLE IV

TERMINATION

4.1    Termination. For purposes of this Agreement, the terms “Terminated” and “Termination” shall include termination of the Executive’s employment with the Company on or before to December 31, 2005 by (a) the Company for any reason at any time after the date hereof or (b) the Executive for any reason at any time after the Effective Time (as such term is defined in that certain Agreement and Plan of Merger to be entered into between the Company and SUPERVALU, Inc. (the “Merger Agreement”) or in any such similar agreement that may be entered into by the Company in connection with a Superior Proposal (as such term is defined in the Merger Agreement)). For the avoidance of doubt, the covenants of the Executive in Article I and Article II above and the obligations of the Company in Article III above shall arise only upon the occurrence of a Termination of the Executive’s employment with the Company under either clause (a) or (b) of this Section 4.1.

ARTICLE V

MISCELLANEOUS PROVISIONS

5.1    Expiration of Agreement. This Agreement shall expire and shall no longer be of any force or effect if the Termination of the Executive’s employment has not occurred on or before December 31, 2005.

5.2    Equitable Relief. The Executive acknowledges that any breach of Section 1.1 or Section 2.1 may result in immediate and irreparable harm to the Company, for which there may not be an adequate remedy at law, and the Company shall be entitled to equitable relief to compel the Executive to cease and desist any such breach.

5.3    Successors and Assignment. This Agreement is personal to the Executive and, without the prior written consent of the Company, shall not be assigned by the Executive other than by will or the laws of descent and distribution. This Agreement shall inure to the benefit of and be enforceable by the Executive’s legal representatives. This Agreement shall inure to the benefit of and be binding upon the Company and its successors and assigns. The term “successor” as used herein shall include any person, firm, corporation, or other business entity which at any time, by merger, consolidation, purchase or otherwise, acquires all or substantially all of the Company’s stock, assets or business.

5.4    Amendment. No provisions of this Agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in a writing signed by Executive and an executive officer of the Company (other than Executive) who has been authorized to execute such agreement by the Company’s Board or Directors.

5.5    Enforceability. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement. If any provision of this Agreement shall be held invalid or unenforceable in part, the remaining portion of such provision, together with all other provisions of this Agreement, shall remain valid and enforceable and continue in full force and effect to the fullest extent consistent with law. The Company shall pay all costs and expenses paid or incurred by the Executive, including, but not limited to, attorney’s fees and expenses, arising out of or relating to the enforcement of this Agreement.

5.6    Governing Law. The validity, interpretation, construction and performance of this Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of Wisconsin.

5.7    Headings. The paragraph and section headings in this Agreement are intended for reference only, are not part of the provisions hereof and shall have no force or effect.

5.8    Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, this Agreement has been executed by the parties as of the date first set forth above.

TOTAL LOGISTICS, INC.

By:	/S/ WILLIAM T. DONOVAN
William T. Donovan
President and Chief Executive Officer

EXECUTIVE:

/S/ JOHN BUONO
John Buono

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